SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           Network Long Distance, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)

                                  64121 K 10 5
                                 (CUSIP Number)

        James M. Ash, Esq., 2300 Main Street, Kansas City, Missouri 64108
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 7, 1997
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d- 1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                                Page 1 of 4 Pages



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CUSIP No. 64121 K 10 5                  13D                    Page 2 of 4 Pages



         1           NAMES OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONs (entities only) Kevin L. Jackson

         2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                     (See Instructions)
                                                                 (a) |_|
                                                                 (b) |_|
         3           SEC USE ONLY

         4           SOURCE OF FUNDS (See Instructions)
                     SC

         5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                     |_|

         6           CITIZENSHIP OR PLACE OR ORGANIZATION
                     United States Citizen

     NUMBER OF            7        SOLE VOTING POWER
       SHARES                      130,556 Shares
    BENEFICIALLY          8        SHARED VOTING POWER
   OWNED BY EACH                   None
     REPORTING            9        SOLE DISPOSITIVE POWER
    PERSON WITH                    130,556 Shares
                          10       SHARED DISPOSITIVE POWER
                                   None

         11          AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
                     PERSON
                     130,556 Shares

         12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                     |-|

         13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     1.0

         14          TYPE OF REPORTING PERSON (See Instructions)   IN







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CUSIP No. 64121 K 10 5                13D                      Page 3 of 4 Pages


         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, Kevin L. Jackson (the "Reporting Person"), hereby amends and supplements his Statement on
Schedule 13D originally filed by the Reporting Person on November 22, 1996 (the "Statement"), with respect to the Common Shares, par value $.0001 per share (the "Shares") of Network Long Distance, Inc., a Delaware corporation (the "Issuer").

Item 1.  Security and Issuer

         Common Stock, $.0001 par value per share.

         The principal executive office of the Issuer is located at 11817 Canon Boulevard, Suite 600, Newport News, Virginia 23606.

Item 2.  Identity and Background

         (a)      Kevin L. Jackson
         (b)      3112 Grimes Ranch Road, Austin, Texas 78732
         (c)      The Reporting Person is retired.
         (d)      None
         (e)      None
         (f)      United States Citizen

Item 3.  Source and Amount of Funds or Other Consideration

         No material change.

Item 4.  Purpose of the Transaction

         No material change.

Item 5.  Interest in Securities of the Issuer

         (a) The information in Items 11 through 13 in the cover pages hereof is hereby incorporated by reference.

         (b) The information in Items 7 through 10 in the cover pages hereof is hereby incorporated by reference.

         (c) The following includes a description of the transactions in the class of securities reported on that were effected during the past sixty days and since the filing of the Statement by the Reporting Person:



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CUSIP No. 64121 K 10 5                13D                      Page 4 of 4 Pages



       DATE OF             SHARES          PRICE PER            HOW
     TRANSACTION            SOLD            SHARE*           EFFECTED
      01/21/98             135,000          $10.750         Market Sale
      02/20/98              60,000          $13.188         Market Sale
       3/24/98             130,000          $15.563         Market Sale

            All such transactions were effected in the Nasdaq National Market through normal brokerage transactions.

            *Closing price on date of transaction.

(d)         None.

(e) Since the filing of the Statement, and as a result of the issuance of Shares in the merger between the Issuer and Eastern Telecom International Corporation, a Virginia corporation, on May 7, 1997, the Reporting Person ceased to be a beneficial owner of more than five percent of the outstanding Shares. Accordingly, this Amendment No. 1 is the final amendment to the Statement

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

     No material change.

Item 7.  Material to be Filed as Exhibits

     None.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 12, 1998

                                            /s/  Kevin L. Jackson

                                                 Kevin L. Jackson

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).



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